Filed Pursuant to Rule 253(g)(2)
File No. 024-12398

Fundrise East Coast Opportunistic REIT, LLC

SUPPLEMENT NO. 7 DATED April 1, 2025
TO THE OFFERING CIRCULAR DATED October 17, 2024

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (“we”, “our” or “us”), dated October 17, 2024 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 17, 2024 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Net Asset Value (“NAV”) Per Share as of March 31, 2025;
•	Share Redemption Plan Status;
•	Historical NAV Information;
•	Real Estate Performance; and
•	Declaration of Dividend.

Net Asset Value as of March 31, 2025

As of March 31, 2025, our NAV per common share is $10.86. This NAV per common share shall be effective until updated by us on or about June 30, 2025 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

	As of	As of
(In thousands, except share and per share amounts)	March 31, 2025 [1]	December 31, 2024 [1]
ASSETS
Investments, at fair value	$129,702	$132,925
Cash and cash equivalents	5,570	5,271
Other assets	15,020	15,655
Total Assets	$150,292	$153,851

LIABILITIES
Accounts payable	$911	$836
Due to related party	212	227
Note payable - related party	57,068	55,520
Dividends payable	12	20
Settling subscriptions	5	-
Total Liabilities	$58,208	$56,603

NET ASSETS CONSIST OF:
Fundrise East Coast Opportunistic REIT, LLC Members’ Equity:
Common shares; 8,479,041 and 8,896,848 shares outstanding, net of offering costs, on March 31, 2025 and December 31, 2024, respectively	$65,152	$69,804
Retained earnings	(3,204)	1,770
Net adjustments to fair value	30,136	25,674
NET ASSETS	$92,084	$97,248
NET ASSET VALUE PER SHARE, on 8,479,041 and 8,896,848 shares outstanding for the periods ended March 31, 2025 and December 31, 2024, respectively	$10.86	$10.93

[1] Estimated Balance Sheets as of March 31, 2025 and December 31, 2024.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate assets and, as with any commercial real estate valuation methodology, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us and considers relevant market data. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on April 1, 2025, the per share purchase price of our Common Shares will be $10.86 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after June 30, 2025, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

For the quarter ended March 31, 2025, we expect to redeem approximately 542,000 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from December 31, 2017 to March 31, 2025.

Date	NAV Per Share
December 31, 2017	$10.18
March 31, 2018	$10.26
June 30, 2018	$10.51
September 30, 2018	$10.65
December 31, 2018	$10.65
March 31, 2019	$10.82
June 30, 2019	$10.87
October 1, 2019	$10.91
December 31, 2019	$11.31
March 31, 2020	$11.24
June 30, 2020	$11.51
September 30, 2020	$11.66
December 31, 2020	$11.96
March 31, 2021	$12.05
June 30, 2021	$12.68
September 30, 2021	$13.68
December 31, 2021	$14.04
March, 31, 2022	$14.19
June 30, 2022	$15.33
September 30, 2022	$15.16
December 31, 2022	$14.74
March 31, 2023	$14.82
June 30, 2023	$14.61
September 30, 2023	$12.76
December 30, 2023	$11.74
March 29, 2024	$11.58
June 29, 2024	$11.46
September 30, 2024	$11.09
December 31, 2024	$10.93
March 31, 2025	$10.86

Real Estate Performance

The Company experienced a slight decrease in NAV driven primarily by carrying costs associated with vacant properties in the portfolio, including the Hagerstown Crossroads Property. The decrease was slightly offset by an increase in the value of some of the Company’s industrial assets.

We believe the impacts of near-term higher borrowing costs are temporary, and we remain confident in the stability of the Company's portfolio and its long-term potential to generate value as we continue to execute on our leasing plan.

Declaration of Dividend

On April 1, 2025, the Manager of the Company declared a daily distribution of $0.0000684932 per share (the “April 2025 Daily Distribution Amount”) (which equates to approximately 0.23% on an annualized basis calculated at the current rate, assuming a $10.86 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on April 1, 2025 and ending on April 30, 2025 (the “April 2025 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the April 2025 Distribution Period and the distributions are scheduled to be paid prior to July 21, 2025. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.